Exhibit (a)(11)

Addendum for Employees in the United Kingdom

Tax Information

     This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

     Upon exercise of an option granted after 5 April 1999, both employers and employees are required to pay national insurance contributions (“NIC”) on the difference between the fair market value of the acquired shares on the date of option exercise and the exercise price paid for such shares. Recent legislation allows an employer to transfer the employer’s NIC liability to the employee in connection with the exercise, assignment, release or cancellation of options. As a condition to the grant of new options, you will be required to pay the employer’s NIC due with respect to the new options and to enter into a joint election to be submitted to Inland Revenue pursuant to which you will agree to pay such NIC. You will be entitled to deduct such NIC payments in calculating the amount of taxable income upon exercise of the new options.